Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

July 29, 2022

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Securities Act File No. 333-265264, Investment Company Act File No. 811-21190 and
SkyBridge G II Fund, LLC Securities Act File No. 333-265265, Investment Company Act File No. 811-22561

Ms. Lisa Larkin Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Dear Ms. Larkin:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC and SkyBridge G II Fund, LLC (the “Company”), we hereby transmit for filing the Company’s responses to the telephonic comments provided by you, Jennifer McHugh and Christian Sandoe on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Ryan P. Brizek, Thomas D. Peeney and Erin M. Randall of Simpson Thacher & Bartlett LLP, counsel for the Company, regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Commission on May 27, 2022. To assist your review, the Staff’s comments are italicized below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comments Related to Cryptocurrency

Comment 1	Please divest of the Company’s investments in Investment Funds holding cryptocurrency assets, and please ensure there are procedures in place that will ensure that the Company will not hold

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Ms. Lisa Larkin	July 29, 2022

cryptocurrency assets directly. Please include additional detail on the limitations for Investment Funds to hold cryptocurrency assets.

Response

The Company respectfully declines to divest of the Company’s investments in Investment Funds holding cryptocurrency assets. The Company does not invest directly in Ethereum, Bitcoin or other digital assets. The Company enters into a side letter with each privately offered Investment Fund preventing the Investment Fund from distributing cryptocurrency assets in-kind to the Company. The limitations for Investment Funds to hold cryptocurrency assets are the same limits that would apply to any other strategy in which the Investment Funds invest.

Comment 2	Please edit the disclosure regarding the Company’s use of cryptocurrency derivatives to narrow the types of cryptocurrency derivatives in which the Company may invest.

Response	The Company has removed disclosure stating that the Company may invest in cryptocurrency derivatives.
Comments Related to the Company’s Sub-Fund

Comment 3

Please disclose that the Company complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), governing investment policies (Section 8) on an aggregate basis with the Sub-Fund.

Response

The Company hereby confirms that it complies with Section 8 of the 1940 Act on an aggregate basis with the Sub-Fund. The Company’s prospectus states that the Sub-Fund will follow the same compliance policies and procedures as the Fund; therefore, the Company respectfully declines to add additional disclosure.

Comment 4

Please disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Sub-Fund so that the Company treats the Sub-Fund’s debt as its own for purposes of Section 18.

Response

The Company hereby confirms that it complies with Section 18 of the 1940 Act on an aggregate basis with the Sub-Fund so that the Company treats the Sub-Fund’s debt, if any, as its own. The Company’s prospectus states that the Sub-Fund will follow the same compliance policies and procedures as the Fund; therefore, the Company respectfully declines to add additional disclosure.

Comment 5	Please disclose that any investment adviser to the Sub-Fund complies with the provisions of the 1940 Act related to advisory contracts

Ms. Lisa Larkin	July 29, 2022

(Section 15) as if it were an adviser to the Company under Section 2(a)(20) of the 1940 Act.

Response

The Company’s Adviser (SkyBridge Capital II, LLC) also serves as the investment adviser to the Sub-Fund. The Company supplementally confirms that the Company will annually renew the Sub-Fund advisory contract in connection with its annual Section 15(c) contract review process. However, the Company respectfully declines to add disclosure stating that the investment adviser to the Sub-Fund complies with Section 15 of the 1940 Act as if it were an adviser to the Company under Section 2(a)(20) of the 1940 Act. The Company has added the following disclosure:

The Company uses the Sub-Fund to invest in Investment Funds that provide exposure to digital assets. The Sub-Fund will follow the same compliance policies and procedures as the Company. The Adviser serves as the investment adviser to the Sub-Fund. Unlike the Company, the Sub-Fund will not seek to qualify as a regulated investment company under Subchapter M of the Code. The Company is the sole shareholder of the Sub-Fund and does not expect shares of the Sub-Fund to be offered or sold to other investors.

Comment 6	Any investment advisory agreement between the Sub-Fund and its adviser is a material contract that should be included as an exhibit to the registration statement.

Response	The Company will file the advisory agreement between the Sub-Fund and the Adviser with the Rule 486(b) filing.

Comment 7	Please disclose that each Sub-Fund complies with the provisions of the 1940 Act related to affiliated transactions and custody (Section 17). Please identify the custodian of the Sub-Fund, if any.

Response

The Company’s prospectus states that the Sub-Fund will follow the same compliance policies and procedures as the Fund; therefore, the Company respectfully declines to add additional disclosure stating that the Sub-Fund complies with Section 17 of the 1940 Act.

The Company hereby confirms that the custodian of the Sub-Fund is the same as the Company’s Custodian, The Bank of New York Mellon. The Company has added the following disclosure under “Custodian and Escrow Agent”:

The Company has retained The Bank of New York Mellon, a corporation incorporated under the laws of the State of Delaware, to provide certain custodial services to the Company (in such capacity, the “Custodian”), and BNY Mellon Investment Servicing (US), Inc. to serve as escrow agent (in such capacity, the “Escrow Agent”), with

Ms. Lisa Larkin	July 29, 2022

respect to subscription monies received from prospective investors. The Custodian also serves as custodian to the Sub-Fund (as defined below). Fees payable to the Custodian and the Escrow Agent for these services, and reimbursement for the Custodian’s and the Escrow Agent’s out-of-pocket expenses, are paid by the Company. See “Company Expenses” and “Custodian and Escrow Agent.”

. . .

The Bank of New York Mellon (“BONY”), a corporation incorporated under the laws of the State of Delaware, serves as the Custodian of the assets of the Company, and may maintain custody of such assets with U.S. subcustodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Directors. Assets of the Company are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custody manager in a securities depository, clearing agency or omnibus customer account. The Custodian also serves as custodian to the Sub-Fund. The Custodian’s principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

Comment 8

Please disclose if any of the Sub-Fund’s principal investment strategies or principal risks constitute any principal investment strategies or principal risks of the Company. The principal investment strategies and principal risk disclosure of a fund that invests in a subsidiary should reflect the aggregate operations of the fund and the subsidiary.

Response

The Company hereby confirms that the principal investment strategies and principal risk disclosures of the Company reflect the aggregate operations of the Company and the Sub-Fund. The Company has added the following risk disclosure:

Cayman Subsidiary Risk. The Sub-Fund is organized under the laws of the Cayman Islands. The Sub-Fund is not registered under the Investment Company Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Company and the Sub-Fund, respectively, are organized, could result in the inability of the Company and/or the Sub-Fund to operate as described in this prospectus and could negatively affect the Company and its shareholders. See also “Tax Aspects Under Subchapter M.”

Ms. Lisa Larkin	July 29, 2022

Comment 9	Please explain supplementally whether the financial statements of the Sub-Fund will be consolidated with those of the Company. If not, please explain.

Response	The Company hereby confirms that the financial statements of the Sub-Fund have been and will be consolidated with those of the Company.

Comment 10

Please confirm supplementally that the Sub-Fund and its Board of Directors will agree to inspection by the Staff of the Sub-Fund’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response

The Sub-Fund and its Board of Directors will agree to inspection by the Staff of the Sub-Fund’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 11	Please confirm supplementally that the Sub-Fund and its Board of Directors will agree to designation of an agent for service of process in the United States.

Response	The Sub-Fund’s Board of Directors designated SkyBridge Capital II, LLC as the Sub-Fund’s agent for service of process in the United States.

Comments Related to the Company’s Repurchase Program

Comment 12

Please clearly disclose at the outset of the repurchase disclosure, and everywhere else disclosure appears related to repurchase offers, that in no case will the Company make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer (except for any carve-out to hold back 5% of the repurchase amount until after the Company’s annual audit).

Response

In accordance with the Staff’s direction, the Company has agreed to implement this change to the timing of its tender offer window starting with its next tender offer. The Company respectfully submits that this change is not optimal for liquidity risk management purposes since the Company will not know the level of tenders for a particular tender offer Valuation Date until after the redemption deadline for that Valuation Date for many of the hedge funds in which the Company invests. As a result of the timing mismatch imposed by the Staff’s position, the Company may be forced to increase the use of its credit facility, a cost that will be borne by the Company. The Company reserves the option to revise its disclosure in the future if the Staff’s position evolves.

Ms. Lisa Larkin	July 29, 2022

The Company has revised the disclosure as follows:

●   A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be 35~~95~~ calendar days prior to the date as of which Shares are to be repurchased. Shares or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March or September. This means, for example, that the Notice Date for a repurchase offer having a September 30 Valuation Date would be on or ~~before~~about ~~June 27~~August 26. Tenders are not revocable following the Notice Date without the Company’s consent.

●   Promptly after accepting any tender, the Company will give to each Shareholder a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shareholder’s Shares accepted for repurchase. There typically will be a “hold-back” applicable to each Shareholder tendering 95% or more of their Shares for repurchase. The promissory note that will be issued to such a Shareholder when Shares are accepted for repurchase by the Company will provide for a two-step payment. As the first payment, at least 95% of the amount due will be paid within 30 days of the Valuation Date and in no case later than 65 days after the Notice Date; as the second payment, the remaining amounts due will be paid within 90 days of the Valuation Date. Shareholders should note that, though cash payments on a Promissory Note will be wire transferred to a Shareholder’s authorized Placement Agent within the time periods referenced above, a Placement Agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly.

Comment 13

The Staff remains unclear as to the purpose of issuing a non-interest bearing and non-transferrable promissory note to tendering shareholders and is concerned that it may confuse those shareholders about their legal right to obtain prompt payment of the cash consideration under Rule 13e-4(f)(5). If the Company nevertheless determines to retain this feature, please disclose (a) the purpose and any legal effect of this issuance which appears to merely evidence an obligation to make a cash payment which already exists under federal law, and (b) that the terms of the promissory note will include the Company’s obligation to make full cash payment under the promissory note no later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.

Ms. Lisa Larkin	July 29, 2022

Response

The Company respectfully submits that the Company’s tender offers are conducted in a manner consistent with Rule 13e-4(f)(5) under the Securities Exchange Act of 1934. When a Company shareholder tenders its shares for repurchase by the Company, promptly after the expiration date of the tender offer (i.e., the Notice Date), the Company purchases those tendered units that are accepted for repurchase in exchange for a promissory note issued by the Company to the tendering shareholder. Thus the promissory note reflects the consideration for the tendered shares, and payment of such consideration (i.e., the issuance to the tendering shareholder of the promissory note) occurs promptly after the expiration of the tender offer. The tender offer materials filed by the Company for the tender offers that have been conducted by the Company for almost two decades have reflected this structure. The Company notes that these tender offer materials contain the disclosure required by the tender offer rules for tender offers for which the consideration is other than cash. The payment that investors receive pursuant to the promissory note is a payment under the terms of the promissory note, and not the consideration under the tender offer.

In response to (b), the Company has revised the disclosure as follows and confirms that it will make similar revisions in its tender offer materials for its next tender offer:

●   Promptly after accepting any tender, the Company will give to each Shareholder a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shareholder’s Shares accepted for repurchase. There typically will be a “hold-back” applicable to each Shareholder tendering 95% or more of their Shares for repurchase. The promissory note that will be issued to such a Shareholder when Shares are accepted for repurchase by the Company will provide for a two-step payment. As the first payment, at least 95% of the amount due will be paid within 30 days of the Valuation Date and in no case later than 65 days after the Notice Date; as the second payment, the remaining amounts due will be paid within 90 days of the Valuation Date. Shareholders should note that, though cash payments on a Promissory Note will be wire transferred to a Shareholder’s authorized Placement Agent within the time periods referenced above, a Placement Agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly.

● The Promissory Note will be non-interest bearing and non-transferable. Subject to the “hold-back” described above,

Ms. Lisa Larkin	July 29, 2022

payment in respect of the Promissory Note will be made as of the later of (1) a period of within 30 days after the Valuation Date (and within 65 days after the Notice Date) or (2) if the Company has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares of the Company, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn from the Investment Funds. Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in kind distribution of securities.

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Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses. Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc: Jennifer McHugh, Esq. Christian Sandoe, Esq. Marie Noble, Esq. Rajib Chanda, Esq. Thomas D. Peeney, Esq.